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                            September 20, 2021

       Chee Yong Yee
       Chief Executive Officer
       Birdie Win Corporation
       D109, Level 1, Block D, Kelana Square, Jalan SS 7/26, 47301 Petaling Jaya, Selangor, Malaysia

                                                        Re: Birdie Win
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed August 27,
2021
                                                            File No. 333-259112

       Dear Mr. Yee:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Brian
Fetterolf at 202-551-6613 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Trade & Services